May 8, 2017

VIA EDGAR

Kenneth Ellington

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC  20549

Re:                             Flat Rock Capital Corp.

Registration Statement on Form 10

Filed March 24, 2017

File Nos. 000-55767 and 814-01237

Dear Mr. Williamson:

On behalf of Flat Rock Capital Corp. (the “Company”), please find transmitted herewith for filing the Company’s response to accounting comments provided orally to counsel by the staff of the Division of Investment Management of the U.S. Securities and Exchange Commission (the “SEC”) on May 3, 2017.

General

1.              Please ensure that the Fund complies with the Exchange Act filing requirements with respect to the filing of its first quarterly report on Form 10-Q or annual report on Form 10-K.  After a registrant’s initial registration statement is effective, a Form 10-Q for the quarter following the most recent period included in the registration statement is due the later of 45 days after the effective date of the registration statement or the date the Form 10-Q would otherwise be due.  If the effective date of an initial registration statement is within 45 days (or 90 days for a smaller reporting company) after the fiscal year end and does not include audited financial statements of the just recently completed fiscal year, the annual report on Form 10-K is due within 90 days of the fiscal year end.

Response:  The Company acknowledges its filing requirements under the Exchange Act and the timing requirement for the Company’s initial periodic report following the effectiveness of the Form 10 registration statement.

2.              Please disclose in the notes to the audited financial statements how organization and offering costs will be accounted for under generally accepted accounting principles, or GAAP.

Phone: 202.408.5153   |   www.mmmlaw.com

1401 Eye Street, N.W.  |  Washington, D.C. 20005

Atlanta   •   Beijing   •   Raleigh-Durham   •   Savannah   •   Taipei   •   Washington, DC

Response:  The Company hereby undertakes to include a description of how it will account for organization and offering expenses under GAAP within the notes to its audited financial statements to be included in a subsequent amendment to the Form 10 registration statement.  The Company advises the Staff that organization expenses will be expensed as incurred and offering expenses will be amortized over the first 12 months of the Company’s continuous private offering.  The Company further notes, however, that Flat Rock Global, LLC, the investment adviser to the Company, has agreed to bear all offering costs incurred in connection with the private offering and such offering expenses will not be subject to reimbursement by the Company.

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Please do not hesitate to contact the undersigned at 202-216-4812 if you have any additional questions.

Sincerely Yours,

MORRIS, MANNING & MARTIN, LLP

		By:	/s/ Owen J. Pinkerton
		Name:	Owen J. Pinkerton

cc:	Robert K. Grunewald
Richard A. Petrocelli